December 9, 2020

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Craig D. Wilson,

Senior Assistant Chief Accountant, Office of Information Technologies and Services

VIA EDGAR

Re:	Formula Systems (1985) Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2019 (the “2019 Form 20-F”)
Filed June 29, 2020
File No. 000-29442

Dear Mr. Wilson:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated November 10, 2020. To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment. Please note that all references to page numbers in the responses below refer to the page numbers of the 2019 Form 20-F, as previously filed with the Commission.

Consolidated Statements of Profit or Loss, page F-7

1.	We note that your presentation of revenue as "software services” and proprietary software products and related services” is based on the category for which each subsidiary earns the most revenue. Please tell us the amount of product and service revenue included in each line item and tell us what consideration was given to separately presenting revenue from products (i.e. licenses and hardware) and revenue from services. We refer you to Rule 5-03(b) of Regulation S-X. As part of your response, clarify whether you consider the sale of proprietary licenses with significant related services (treated as one performance obligation) to be a product or service and quantify the related revenue.

We are a global information technology holding company that is engaged, through its directly held investees, in providing software consulting services and computer-based business solutions, and in developing proprietary software products and providing related services. Our presentation of revenues as “software services” and “proprietary software products and related services” is based on our business perspective and the substance of our deliverables:

1.	Deliverables that relate to our proprietary software which include the software and services related to such software and

2.	Deliverables that consist of services that are unrelated to our proprietary software, in which we provide only services and no products).

The revenue presented under the “software services” line item is generated primarily from our subsidiaries’ sales of non-proprietary software services including maintenance, integration, infrastructure, outsourcing, training and deployment.

The revenue presented under the “proprietary software products and related services” line item, is generated from our subsidiaries’ sales of proprietary licenses,  provision of related IT professional services (which may or may not be considered essential to the functionality of the software license), related maintenance and technical support, implementation, and post-implementation consulting services. Most of the subsidiaries’ contracts with customers under the proprietary category contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately, if they are distinct.

On some occasions, our subsidiaries’ sales of proprietary software licenses include significant implementation and customization services that are not considered distinct performance obligation and are accounted for as combined performance obligations, which are satisfied over time. We consider the sale of proprietary licenses with significant related services (treated as one performance obligation) to be a service, however, due to the inseparable linkage between the proprietary software and the non-distinct services and the fact that our offering of proprietary products and services as subsets of our overall offering to our proprietary software customers we concluded that presenting such revenues within the “proprietary software products and related services” line item is more appropriate. We came to this conclusion in light of the business nature of our sales of proprietary licenses with significant related services (treated as one performance obligation), as a packaged base software solutions that include the grant of a license to use our product, implementation ,and customization services related to the product sold and maintenance and support services, and due to the significant long sale cycle of these transactions.

The amount of product and service revenue included in the “proprietary software products and related services” line item is $36,628 and $377,545, respectively. Of the $377,545 services, revenue from proprietary licenses with significant related services (treated as one performance obligation) amounts to $123,796.

The amount of product and service revenue included in the “software services” line item is $0 and $1,286,942, respectively.

The total amount of product and service revenue included in our total revenue is $59,210 and $1,641,905, respectively, reflecting 3% and 97%, respectively, of total revenue.

The Company will provide in future filings a disclosure, similar to the description in the preceding paragraphs, that will elaborate on the breakdown of our revenues as included in each line item.

Note 2. Significant Accounting Policies

12. Revenue recognition, page F-25

2.	You disclose that the residual approach is used to determine the standalone selling prices of software licenses due to the lack of selling software licenses on a stand-alone basis.

Tell us how you evaluated other methods to estimate standalone selling price of your software licenses. Also, tell us if and how you considered whether the selling price of the software is highly variable. Refer to IFRS 15.79.

The Company generates revenues in the form of software license fees and related maintenance and services fees. All of the Company’s software licenses are sold with maintenance and, to a lesser extent, with professional services (“PS”).

Under IFRS 15.79(c), an entity may use the residual approach to estimate the standalone selling price (“SSP”) by reference to the total transaction price less the sum of the observable standalone selling prices of other goods or services promised in the contract. However, in accordance with IFRS 15.79(c), an entity may use the residual approach to estimate the standalone selling price of a good or service only if one of the following criteria is met:

(i)	The entity sells the same good or service to different customers (at or near the same time) for a broad range of amounts (i.e. the selling price is highly variable because a representative stand-alone selling price is not discernible from past transactions or other observable evidence); or

(ii)	The entity has not yet established a price for that good or service and the good or service has not previously been sold on a stand-alone basis (i.e. the selling price is uncertain).

The Company considered the other methods included in IFRS 15.79 (i.e., the adjusted market assessment approach and the cost-plus margin approach) to estimate the stand-alone selling price of the license and determined that these alternative methods would not be appropriate to apply given insufficient data about the market factors necessary to estimate standalone selling prices.

1.	Adjusted market assessment approach: The Company’s software licenses contain proprietary technology that highly differentiates its licenses from the offerings of its competitors. Moreover, each of the Company’s individual products does not have a direct correlation with other products available in an observable market. The Company’s solution and offers are different from those of competitors, which make use of market competitor pricing even less relevant. Although published competitor list price information may be available, actual selling price information is not. Based upon the results of this analysis, the adjusted market assessment approach would not provide for the appropriate use of observable internal company inputs and/or third-party sales inputs in estimating SSP for the Company’s licenses.

2.	Expected cost-plus margin approach: There is no expected cost-plus margin approach available for the software component of the bundled packages. The Company’s software licenses do not have clear identifiable fulfillment costs, so the expected cost-plus margin approach is not practical. Moreover, the Company’s selling and pricing strategies are focused on the value its products and solutions provide to customers and vary based on several factors, such as customer classification, the volume of users of each license ,and term of the license (whether perpetual or defined term). In addition, estimating a margin based on what the market is willing to pay for the Company products cannot be done reliably given the multiple factors involved, including rapid changes in technologies offered in the marketplace, changes in customer spending behavior impacted by internal budget cycles and constraints, and macroeconomic changes beyond the Company’s control. Based on the results of this analysis, the expected cost-plus margin approach would not be appropriate to estimate SSP for the Company’s licenses.

The Company does not sell software licenses on a stand-alone basis (i.e., unbundled) but does sell maintenance and PS on a stand-alone basis (i.e., optional maintenance renewals and additional PS hours). Since the SSP for maintenance and PS (if included) are directly observable, the residual approach can be used for the license for which observable inputs are not available if the pricing of the license is highly variable or uncertain in accordance with IFRS 15.79(c).

Software license selling prices have historically been highly variable or uncertain, as a range of discounts is typically provided. Pricing can vary from large discounts to sales at the original list price, based on the facts and circumstances of the arrangement.

Based on the factors discussed above, the Company believes that the selling prices of its software licenses are uncertain and highly variable and meet the definition in IFRS 15.79(c). Thus, the Company believes its use of the residual approach in allocating SSP for licenses represents the appropriate method. As set forth above, this conclusion was based on a thorough annual analysis and evaluation of both qualitative and quantitative factors.

3.	Please tell us what consideration was given to disclosing the revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period. Refer to IFRS 15.116.

We believe that we have met the disclosure requirements under IFRS 15.116.  We present the opening and closing balances of short-term contract liability (deferred revenues) on the face of the Consolidated Balance Sheets. All amounts included in the balance sheet are recognized in the subsequent period. Because this is not material to our operations, disclosure of the revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period is not deemed necessary.

4.	Tell us what consideration was given to disclosing the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of the end of the reporting period as well as an explanation of when you expect to recognize such revenue. Refer to IFRS 15.120.

In the future filings of our annual report on Form 20-F, the Company will disclose the aggregate amounts of transaction prices allocated to its performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period on a quantitative basis that apply the duration periods that the Company believes to be appropriate. We have provided the following disclosure as an example of our planned disclosure, using information as of December 31, 2019:

The following table details the order backlog as of December 31, 2019:

	U.S. dollars in thousands
	2020	2021	2022 and beyond	Total
Fixed price projects and post contract support services	152,058	96,414	89,754	338,227

We acknowledge to the Commission that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Law Offices (Mike Rimon, Adv., phone: 011-972-3-610-3621; email: mrimon@meitar.com, or Jonathan M. Nathan, Adv., phone: 011-972-3-610-3182; email: jonathann@meitar.com).

Sincerely,

/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer
Formula Systems (1985) Ltd.

cc:	Megan Akst, Senior Staff Accountant
(Securities and Exchange Commission)

Mike Rimon, Adv.
Jonathan M. Nathan, Adv.
(Meitar Law Offices)

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